1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

June 12, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 8, 2015

Response Dated May 8, 2015

Form 8-K Filed May 7, 2015

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2015, with respect to the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2015, File No. 001-33628, filed with the Commission on May 8, 2015 (the “Quarterly Report”) and the Company’s Form 8-K, File No. 001-33628, filed with the Commission on May 7, 2015 (the “Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Form 10-Q for Fiscal Quarter Ended March 31, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51
Outlook, page 51

1.	We understand from your response to prior comment 5 and the disclosure included in your quarterly report for the nine months ended March 31, 2015 that your reserve estimates as of March 31, 2015 reflect reductions in your capital expenditure budget and a development schedule that is now more evenly weighted over five years when compared to your June 30, 2014 reserve report. In light of the new procedures for review and monitor of the PUD drilling schedule you intend to implement, as described in your response to prior comment 1, please explain to us how the impact of changing the development schedule assumed for the June 30, 2014 reserve report and the factors that caused this change (i.e., well economics, the five year rule for PUD development, etc) along with the reduction to your capital expenditure budget and potential liquidity constraints over the term of your development schedule will be considered to ensure reported PUD volumes are limited to those quantities that are reasonable certain to be developed within five years of initial booking. See the definitions at Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X, as well as Question 131.04 of the Compliance and Disclosure Interpretations for Oil and Gas Rules.

Securities and Exchange Commission

RESPONSE: We are currently still in the process of finalizing our Long Range Strategic Plan and Annual Budget for Fiscal Year 2016 starting in July 2015, which is the basis for our PUD development schedule.

Our PUD development schedule for the next five years will be determined based on expected capital availability and the economics of development opportunities in our overall portfolio among other factors. Lower commodity prices obviously impact both capital availability and well economics, but this is offset in part by correspondingly lower drilling services and materials cost. Rates for certain classes of drilling rigs have fallen by 40-60% compared to a year ago. As noted in our previous response to the Staff, the Company has raised significant capital recently through the sale and issuance of $1.5 billion of 11.0% Senior Secured Second Lien Notes due 2020. As such, the Company feels confident in its ability to sustain its development drilling program over the medium-term to develop its PUD reserves.

As indicated in our previous response to the Staff, going forward we intend to further strengthen the review and monitoring of the PUD drilling schedule through (a) a detailed annual review by the Audit Committee of the Board of the previous year’s PUD conversion performance when approving the annual reserves report and (b) quarterly progress reports to the Board specifically on PUD drilling relative to the schedule in our reserves report. As part of these reviews, the Audit Committee and the Board will review the revisions to the development schedule assumed for the June 30, 2014 reserve report and the factors that caused this change. We believe that the enhanced Board and senior management focus on PUD conversion performance as a result of the steps outlined will ensure that reported PUD volumes are limited to those quantities that are reasonably certain to be developed within five years of initial booking. However, as previously disclosed, implementation of the schedule for the development of our PUDs will remain subject to external factors such as regulatory matters, availability of drilling rigs and the drilling results themselves.

2.	Please revise your disclosure to provide additional explanation regarding the statement that your development schedule is now more evenly weighted over five years. Specifically, please indicate whether this change to your development schedule represents a deferral of previously adopted drilling plans and explain whether the percentage of your PUDs scheduled to be drilled will be consistent over each of the remaining years in which development is currently scheduled.

RESPONSE: As this current comment is in reference to comment 3 from the prior letter received April 30, 2015, we have chosen to include our May 8, 2015 response to that prior comment 3 below with the following specific modifications to address the current comment:

1)	We have added a sentence to the proposed disclosure that affirms “This change to our development schedule from the June 30, 2014 reserve report to the June 30, 2015 reserve report represents a deferral of certain of our previously adopted drilling plans,” right after the sentence that read “As a result of changes to our long range plan in light of the current commodity price environment and other factors, the proposed development schedule in our June 30, 2015 reserve report is now more evenly weighted over five years, as opposed to the schedule assumed for the June 30, 2014 reserve report which assumed the substantial majority of our proved undeveloped reserves would be developed in the first three years.”

Securities and Exchange Commission

2)	We have also added a table, below the disclosure paragraph, that will communicate the pace of our development plans by displaying the percentage of PUDs scheduled to be drilled (or developed) over each of the next five fiscal years. This table will be placed in the 2015 Annual Report right above the “Drilling Activity” table.

Please see these revisions to the additional disclosure proposed in our prior response in underlined text below in the disclosure we propose to include under the heading “Business—Development of Proved Undeveloped Reserves” in our 2015 Annual Report:

“We update and approve our reserves development plan on an annual basis, which includes our program to drill PUD locations. Updates to our reserves development plan are based upon long range criteria, including top value projects, maximization of present value and production volumes, drilling obligations, five-year rule requirements, and anticipated availability of certain rig types. The relative portion of total PUD reserves that we develop over the next five years will not be uniform from year to year, but will vary by year depending on several factors; including financial targets such as reducing debt and/or drilling within cash flow, drilling obligatory wells and the inclusion of newly acquired proved undeveloped reserves. As a result of changes to our long range plan in light of the current commodity price environment and other factors, the proposed development schedule in our June 30, 2015 reserve report is now more evenly weighted over five years, as opposed to the schedule assumed for the June 30, 2014 reserve report which assumed the substantial majority of our proved undeveloped reserves would be developed in the first three years. This change to our development schedule from the June 30, 2014 reserve report to the June 30, 2015 reserve report represents a deferral of certain of our previously adopted drilling plans. As scheduled in our long range plan, all of our PUD locations will be developed within five years from the time they are first recognized as proved undeveloped locations in our report, with the exception of two. These two locations are to be sidetracked from existing wellbores which are still producing economically, thus cannot be drilled until the proved developed producing zones deplete. Although the schedule for development of our PUDs has historically changed based on external factors such as changes in commodity prices, the availability of capital, acquisitions, regulatory matters and the availability of drilling rigs that are capable of drilling in the given area, and our current PUD schedule is also subject to change due to external factors, we believe our PUDs will be converted in a timely manner given our enhanced focus on development drilling in our long range plan and current availability of capital to execute that plan. Senior management continuously monitors our development drilling plan to ensure that there is reasonable certainty of proceeding with our development plans and is required to approve any changes made to the existing long range plan and the related development plan.”

Securities and Exchange Commission

“The following table presents the percentage of PUD reserves scheduled to be developed by fiscal year, in accordance with our June 30, 2015 reserve report:”

Year Ending June 30,	Percentage of PUD Reserves Scheduled to be Developed by Fiscal Year
2016	xx%
2017	xx%
2018	xx%
2019	xx%
2020	xx%
Total	100%

Known Trends and Uncertainties, page 54

3.	Your disclosure on page 52 states that if the current low commodity price environment or downward trend in oil prices continues, there is a “reasonable likelihood” that you could incur further impairment to your full cost pool in fiscal 2015 and 2016. Considering the manner in which the full cost ceiling test limitation is calculated, we expect that you have an adequate basis to quantify reasonably possible near-term impacts of ceiling test impairments. Revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment, especially in the near term. In this regard, we believe that reasonably likely effects of the prevailing changes in market prices quantified pursuant to Item 303 of Regulation S-K can be distinguished from an outlook or forecast of future results which may entail a broader range of uncertainties. See Section III.B of SEC Release 33-6835.

RESPONSE: While we believe we have a basis to state that there is a reasonable likelihood of incurrence of further ceiling test impairments, we do not believe we have a basis at this time on which to reliably quantify the reasonably possible near-term financial impacts of possible further ceiling test impairments. Indeed, that was even more so the case at the time of filing of the Quarterly Report.

The quantification of ceiling test impairments is not simply a matter of commodities pricing – it is a highly complex analysis involving the interaction of a large number of variables, many of which we do not have a reasonable means of projecting. It involves projecting end-of-period drilling and lease operating cost estimates (which have been rapidly changing), additions and revisions to prior proved reserve estimates, changes to drilling schedules, reevaluation of PUD drilling commitments in light of new information (including revised prices, costs and hedging and other changes impacting returns on investment) and assumptions regarding the future income tax impacts of the foregoing. We respectfully submit that the range of outcomes using all reasonably possible estimates for the multiple variables relevant to a ceiling test would be so broad as to not provide meaningful quantifiable information. In addition, we have begun the June 30 fiscal year-end process of reserves evaluation in which, as stated in our prior correspondence, we intend to further strengthen the review and monitoring of the PUD drilling schedule and Audit Committee review. Such a quantification analysis of future ceiling test impacts would require a significant diversion of resources and potentially delay our year-end reserves analysis.

We remain mindful of our obligation to discuss known trends and uncertainties pursuant to Item 303 of Regulation S-K as further interpreted in SEC Release 33-6835. We do not believe, however, that the foregoing require quantification of all reasonably possible material financial impacts of known trends and uncertainties, especially when the range of such impacts could be so broad as to be not meaningful, or possibly misleading. We will, however, in conducting our ceiling test for fiscal year ended June 30, 2015, review our analysis with a view toward possible disclosure of quantification of reasonably possible near-term financial impacts from further ceiling test impairments if we continue to believe further impairments are reasonably likely and we can determine that we have a reasonable basis on which to make an estimate of such impacts that would be meaningful to investors.

Securities and Exchange Commission

Form 8-K Filed May 7, 2015
Exhibit 99.1

4.	We note your presentation of EBITDA on page 8 includes adjustments for goodwill impairment and impairment of oil and natural gas properties. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Revise your presentation accordingly. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: Exchange Act Release No. 47226, Conditions for Use of Non-GAAP Financial Measures (“Release No. 47226”), defines EBITDA as “Earnings before interest, taxes, depreciation and amortization.” Question 103.01 of the SEC’s Compliance and Disclosure Interpretations states that measures that are calculated differently than those described in Release No. 47226 should not be characterized as EBITDA and their titles should be distinguished from EBITDA by the use of titles such as “Adjusted EBITDA.”

The calculation of EBITDA included in the Form 8-K included amounts added back for impairment charges for goodwill and oil and natural gas properties, all of which are non-cash charges. In future filings where we present a similar non-GAAP financial measure, we will change the description of such measure to “Adjusted EBITDA” instead of EBITDA so that it is clear we are using a different definition from that in Release No. 47226.

5.	We note your presentation of Adjusted EBITDA excludes non-recurring items. Tell us how you were able to determine that these adjustments are non-recurring as they appear to have occurred in each of the periods presented. Alternatively, revise your disclosure to re-characterize your description of these adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: The Company acknowledges that Regulation S-K, Item 10(e)(1)(ii)(B) prohibits registrants from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the past two years.

With respect to certain of the non-recurring items included in the reconciliation, the Company believes it is appropriate, in accordance with Item 10(e) of Regulation S-K and the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.03, to describe such expenses as “non-recurring” because (i) there were no similar expenses within the prior two years and (ii) the Company does not believe those expenses are reasonably likely to recur within the next two years. Specifically, during fiscal 2015, non-recurring charges primarily consist of integration and other costs related to the Company’s acquisition of EPL Oil & Gas, Inc., costs associated with related dispositions, retention and severance payments to employees (primarily consisting of severance payments to the four executive officers that departed over the course of the first two fiscal quarters of 2015), consulting fees paid to the Company’s Chief Strategic Officer and others in connection with the Company’s strategic review of financing alternatives and the Company’s recent issuance of its 11.0% Senior Secured Second Lien Notes due 2020, as well as a one-time bank fee related to a covenant waiver and an accrued loss contingency associated with one-time litigation event.

Securities and Exchange Commission

We have however, concluded that certain non-cash equity compensation charges of approximately $720,000 were erroneously included in the non-recurring charges total for March 31, 2015 and should have been instead included as a stand-alone adjustment. As a result, the total for Adjusted EBITDA would not change for the three months ended March 31, 2015, however, the presentation would. We propose to include this adjustment as a stand-alone adjustment in future filings, including the presentation of Adjusted EBITDA for the year ended June 30, 2015.

The Company believes that the exclusion of these expenses provides management and potential investors with a useful measure for period-to-period comparisons of the Company’s core business and operating results by excluding items that are not comparable across reporting periods or that otherwise do not relate to the Company’s ongoing operating results. In addition, the Company respectfully advises the Staff that it believes that its presentation of Adjusted EBITDA otherwise complies with Item 10(e) of Regulation S-K.

*	*	*	*	*

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan